Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Jack in the Box Inc.:
We consent to the use of our reports dated November 22, 2011, with respect to the consolidated balance sheets of Jack in the Box Inc. and subsidiaries as of October 2, 2011 and October 3, 2010, and the related consolidated statements of earnings, cash flows, and stockholders' equity for the fifty-two weeks ended October 2, 2011, the fifty-three weeks ended October 3, 2010, and the fifty-two weeks ended September 27, 2009, and the effectiveness of internal control over financial reporting as of October 2, 2011, incorporated herein by reference.

/s/ KPMG LLP

San Diego, California
May 17, 2012